Athena Technology Acquisition Corp.

125 Townpark Drive, Suite 300

Kennesaw, GA 30144

VIA EDGAR

March 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Athena Technology Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 23, 2021

File No. 333-252812

Dear Ms. Majmudar:

Athena Technology Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 3, 2021, regarding the Amendment No. 2 to Registration Statement on Form S-1 submitted to the Commission on February 23, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Summary
Transfer restrictions on founder shares, page 20

1.	Please revise throughout your filing to clarify the transfer restrictions on the founder shares set forth in the agreement with your initial stockholders. For example, we note that the disclosure on page 20 regarding such restrictions is not consistent with the disclosure on page 120. Similarly, it does not appear that the disclosure on page 20 is consistent with the transfer restrictions set forth in the form of letter agreement filed as Exhibit 10.1.

In response to the Staff’s comment, we have revised the disclosure on page 120 of the Registration Statement and attached a revised form of letter agreement as Exhibit 10.1 to the Registration Statement.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 3, 2021

We thank the Staff for its review of the foregoing and the Amendment No. 3 to Registration Statement. If you have further comments, please feel free to contact our counsel, Tamar Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Phyllis W. Newhouse
Name: Phyllis W. Newhouse
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

White & Case LLP